Exhibit 99.1

Atento S.A.

Société Anonyme

1 rue Hildegard Von Bingen

L-1282 Luxembourg

R.C.S. Luxembourg B.185.761

January 8, 2020

By registered mail.

Dear Shareholder:

You are cordially invited to attend the Ordinary General Meeting of Shareholders to be held extraordinarily (the “Meeting”) of Atento S.A. (the “Company”), to be held at 10:00 a.m. Central European Time on February 4, 2020 at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Information concerning the matters to be considered and voted upon at the Meeting is set out in the attached Letter and Proxy Statement.

The Company has fixed the close of business on December 19, 2019 as the record date for the Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of the Meeting or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Meeting or any adjournment or postponement thereof.

It is important that your shares be represented at the Meeting, regardless of the number of shares you hold or whether or not you plan to attend the Meeting in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the Meeting.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. Central European Time on January 30, 2020 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Carlos López-Abadía
Authorized director, for and on behalf of the Board of Directors of the Company

Atento S.A.

Société Anonyme

1 rue Hildegard Von Bingen

L-1282 Luxembourg

R.C.S. Luxembourg B.185.761

Convening Notice to

the Ordinary General Meeting of Shareholders

to Be Held Extraordinarily on February 4, 2020 at 10:00 a.m. (CET)

at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg

Dear Shareholders,

The Board of Directors of Atento S.A. (the “Board of Directors”) is pleased to invite you to attend the Ordinary General Meeting of Shareholders to be held extraordinarily (the “Meeting”) of Atento S.A. (the “Company”) to be held on February 4, 2020 at 10:00 a.m. (CET) at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg.

The agenda for the Meeting is as follows:

1.

Approval of a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares), in accordance with Article 430-15 of the Luxembourg law dated 10 August 1915 concerning commercial companies, as amended from time to time; and

2.	Miscellaneous.

No quorum is required for the Meeting to validly deliberate on the resolution on its agenda. The resolution will be validly adopted by a majority of the votes validly cast in favor by the shareholders present or represented.

Any shareholder who holds one or more shares(s) of the Company on December 19, 2019 (the “Record Date”) will be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Meeting if such shares are expected to be transferred between the Record Date and the date of the Meeting.

Please review the procedures for attending the Meeting or to be represented by way of proxy included in the attached Proxy Statement. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. Central European Time on January 30, 2020 in order for such votes to be taken into account.

Yours faithfully,

Carlos López-Abadía

Auhtorized director, for and on behalf of the Board of Directors of the Company

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ATENTO S.A.

PROXY STATEMENT

ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD EXTRAORDINARILY ON FEBRUARY 4, 2020

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Atento S.A. (the “Company,” “Atento,” “we” or “us”) for use at the Ordinary General Meeting to be held extraordinarily (the “Meeting”) on Tuesday, February 4, 2020, at 10:00 a.m., Central European Time, at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. We expect to first make this Proxy Statement available on or about January 8, 2020.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Internet Availability of Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a notice regarding Internet availability of proxy materials to our shareholders of record as of the close of business on December 19, 2019 (the “Record Date”). All shareholders will have the ability to access the proxy materials on the website referred to in the notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the notice, or unless you are a registered shareholder. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and to exercise the voting rights attendant to their shares at the Meeting.

We intend to mail the notice on or about January 8, 2020 to all shareholders of record. On that same date, we will also mail a printed copy of this Proxy Statement and form of proxy to shareholders who had previously requested printed copies and to registered shareholders.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Meeting. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Meeting. On the Record Date, 75,406,375 ordinary shares were issued and outstanding. Each ordinary share is entitled to one vote at the Meeting.

What Constitutes a Quorum

No quorum is required for the ordinary resolution to be considered at the Meeting.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to the proposal or other matters considered at the Meeting unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to the proposal or other matters considered at the Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal. Abstentions are not considered votes cast and have no effect on the outcome of the proposal.

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meeting in-person and vote at the Meeting.

If your shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the proposal identified herein, to the extent that discretion is duly provided for by proxy in accordance with Luxembourg law.

It is not expected that any other matters will be brought before the Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meeting by:

•	attending the Meeting and voting in person;

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Meeting.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Meeting. Your last vote, prior to or at the Meeting is the vote that will be counted.

Attendance at the Meeting

Only shareholders or their legal proxy holders are invited to attend the Meeting. All shareholders planning to attend the Meeting in person must contact our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com by January 30, 2020 to reserve a seat. For admission, shareholders should come to the Meeting check-in area no less than 15 minutes before the Meeting is scheduled to begin. To be admitted to the Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meeting. Registration will begin at 9:30 a.m. Central European Time, and the Meeting will begin at 10:00 a.m. Central European Time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meeting. Attendees may be asked to pass through a security check prior to entering the Meeting.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Letter, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1:

APPROVAL OF EXTENSION OF THE COMPANY’S SHARE BUYBACK PROGRAM

At the Meeting, the following resolution will be put before the Meeting for approval:

The general meeting of the Company resolves to approve a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares), in accordance with Article 430-15 of the Luxembourg law dated 10 August 1915 concerning commercial companies, as amended from time to time (the “Authorization”).

Resolved: The February 2020 General Meeting of Shareholders held extraordinarily (the “Meeting”) hereby approves the Authorization.

Vote Required and Board Recommendation

Approval of the proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Authorization.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board of Directors by writing them as follows:

Atento S.A.

1 rue Hildegard Von Bingen

L-1282 Luxembourg

Grand-Duchy of Luxembourg

Attn: Legal and Regulatory Compliance Director

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Legal and Regulatory Compliance Director and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Meeting other than those described herein. If any other business properly comes before the shareholders at the Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the

Ordinary General Meeting of Shareholders to Be Held Extraordinarily on February 4, 2020

The Notice and Proxy Statement are available at both www.atento.com and www.proxyvote.com.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Meeting in person, you must reserve your seat by January 30, 2020 by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com. Additional details regarding requirements for admission to the Meeting are described in the attached proxy statement under the heading “Attendance at the Meeting.”

If you are a shareholder of record as of the Record Date, you will be admitted to the Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares you will be entitled to vote at the Meeting.

Regardless of whether or not you plan to attend the Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meeting. Any shareholder that decides to attend the Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Meeting.

Luxembourg

January 8, 2020